# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Class B ordinary shares, nominal value of TRY 0.20 per share
Address of issuer's principal executive offices: Kustepe Mahallesi Mecidiyekoy Yolu, Cadde No: 12 Trump Towers Kule 2 K2, Sisli Istanbul, Turkey (W8), 34387
Date of event which requires filing of this statement: 01/29/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-025226
Filed by CIK 0001912032

## Reporting persons
- Arzuhan Dogan Yalcindag: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: Kustepe Mahallesi Mecidiyekoy Yolu Cadde No. 12 Kule 2 K2 Sisli 34387 Istanbul, Turkey

## Item 2. Person Filing
Name of person filing: Arzuhan Dogan Yalcindag
Address of principal business office or, if none, residence:
Kustepe Mahallesi Mecidiyekoy Yolu
Cadde No. 12 Kule 2 K2
Sisli 34387 Istanbul, Turkey
Citizenship: Republic of Turkey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to row 9 on the cover page.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Arzuhan Dogan Yalcindag: /s/ Arzuhan Dogan Yalcindag, Arzuhan Dogan Yalcindag (02/10/2025)